July 17, 2019

William J. Janetschek
Chief Financial Officer
KKR & Co. Inc.
9 West 57th Street
Suite 4200
New York, New York 10019

       Re: KKR & Co. Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 15, 2019
           File No. 001-34820

Dear Mr. Janetschek:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services